UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-09120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
80 PARK PLAZA
NEWARK, NEW JERSEY 07102

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits (Modified Cash Basis) as of December 31, 2020 and 2019	2

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the Year Ended December 31, 2020	3

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
As of December 31, 2020 and 2019 (Modified Cash Basis) and for the Year Ended December 31, 2020 (Modified Cash Basis)	4-13

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis) as of December 31, 2020	14

SIGNATURE	15

EXHIBIT INDEX	16
All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of Public Service Enterprise Group Incorporated
Employee Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Public Service Enterprise Group Incorporated Employee Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2020, and the related notes (collectively referred to as, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2020 and 2019 and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2020, in conformity with the modified cash basis of accounting described in Note 2.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Modified Cash Basis of Accounting
As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a basis of accounting other than the accounting principles generally accepted in the United States of America.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - schedule of assets (held at end of year) (modified cash basis) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
We have served as the Plan’s auditor since 2006.
Kingston, Pennsylvania
June 29, 2021

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

	As of December 31,
	2020	2019
	(Thousands)
ASSETS
Investment:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$1,970,152	$1,814,662
Total Investment	1,970,152	1,814,662
Receivables:
Notes Receivable from Participants	36,552	39,731
Total Receivables	36,552	39,731
Total Assets	2,006,704	1,854,393
LIABILITIES	—	—
NET ASSETS AVAILABLE FOR BENEFITS	$2,006,704	$1,854,393
See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2020

(Thousands)
ADDITIONS
Net Investment Income
Change in Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$205,740
Interest on Notes Receivable from Participants	1,826
Total Net Investment Income	207,566
Deposits and Contributions
Participants	75,658
Employer	22,993
Total Deposits and Contributions	98,651
Total Additions	306,217
DEDUCTIONS
Benefit Payments to Participants	145,982
Administrative Expenses	1,728
Total Deductions	147,710
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	158,507
Transfers to Other Plans - Net	(6,196)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	152,311
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	1,854,393
End of Year	$2,006,704
See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

1.	DESCRIPTION OF THE PLAN
General
The following description of the Public Service Enterprise Group Incorporated Employee Savings Plan (“Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description (“SPD”) for more information.
The Plan is a defined contribution retirement plan covering substantially all bargaining unit employees of Public Service Enterprise Group Incorporated (“Company”) and its Participating Affiliates (each, an “Employer”). The Company’s Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan and is responsible for controlling and managing its operation and administration ("Plan Administrator"). The Company’s Thrift and Pension Investment Committee (“TPIC”) is the Named Fiduciary of the Plan responsible for management of the Plan investments and the selection, and monitoring of the funds offered under the Plan. The trustee of the Plan, The Bank of New York Mellon (“Trustee”), is responsible for the custody of the Plan’s assets. Fidelity Investments has been the recordkeeper since October 2, 2017. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a master trust established by the Company and administered by the Trustee.
Contributions, Deposits and Investment Options
Generally, Participants may contribute from 1% to 50% of their annual eligible compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants have the ability to make Roth Elective Deferrals within the Plan. Participants may designate such Deposits as post-income tax contributions or Roth Elective Deferrals (together, “Nondeferred Deposits”), or pre-income tax contributions (“Deferred Deposits”). The Participant’s Employer contributes an amount equal to 50% of each Participant’s first 7% of eligible compensation made as Deposits as its matching contribution to the Plan (“Employer Contributions”). Employer Contributions begin after the Participant has completed 180 days of service, as defined by the Plan, with his/her Employer. Employer Contributions are made in cash. Participants may also contribute amounts representing eligible rollover distributions from other qualified plans and certain Individual Retirement Accounts (“IRAs”).
Participants may direct the investment of their accounts into various investment options offered by the Plan through the Master Trust. The Plan offers investment options in Investment Contracts, the Common Stock of the Company via the Enterprise Common Stock Fund (“Company Stock Fund”), which has been designated as an Employee Stock Ownership Plan (“ESOP”) under Section 4975(e) of the Code, the Fidelity BrokerageLink Account, mutual funds consisting of various target-date funds, other mutual funds and collective investment funds.
There is a Frozen ESOP Fund which includes amounts only for Participants who were hired prior to August 1, 1986 and eligible for participation. Contributions to or transfers into the ESOP Fund are no longer permitted. Frozen ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of the Company Common Stock held for their account in the Frozen ESOP Fund.
Participant Accounts
Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions, (b) applicable Employer contributions, (c) earnings and/or losses, and (d) specific Participant transactions, as defined. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant or beneficiary is entitled upon death, disability, retirement or termination of service, as applicable, is the benefit that can be provided from the Participant’s vested account.
Participants who have elected to participate in the Company Stock Fund may elect to have the dividends on the shares of the Common Stock paid directly to the Participant (or beneficiary) in cash or paid to the Participant’s account, which will then be reinvested in the Company Common Stock Fund. The reinvestment provision is not applicable with respect to Company Common Stock held in a Participant’s Frozen ESOP Fund.
Notes Receivable from Participants
Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that at December 31, 2020, ranged

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

from 3.25% to 5.50%, which were commensurate with local prevailing rates at the time that the loan was originated, as determined, at such time by the Benefits Committee or its delegee. Principal and interest is paid ratably through payroll deductions.
No amounts may be loaned directly from any ESOP Fund, from any portion of a Participant’s account attributable to transfers from the Represented Cash Balance Component of the Pension Plan of Public Service Enterprise Group Incorporated (“Represented Cash Balance Component”) or from assets held in the Fidelity BrokerageLink. Participants can initiate only one loan per calendar year and may have no more than two loans outstanding at any one time. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
These loans are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are paid. No allowances for credit losses have been recorded as of December 31, 2020 and 2019. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Upon termination of service, a Participant may elect to receive an amount equal to the value of the vested interest in his or her account in either a lump-sum payment or may elect to leave the account balance in the Plan and elect a distribution at a later date. If a Participant is no longer working for the Company and has a balance in the Plan, he or she must begin to receive distributions from his or her account no later than April 1 following the calendar year in which he or she reaches age 70 ½. Prior to October 2, 2017, a Participant who terminated service on account of retirement could have elected installments in lieu of a lump sum. If a Participant’s account balance is less than $1,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account. For termination of service for reasons other than those described above, the Participant may elect to receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account, or leave the account balance in the Plan and elect a distribution at a later date, but not later than April 1 following the calendar year in which he or she reaches age 72. The Plan was amended effective January 1, 2020 to comply with the change to the required beginning date from age 70½ to 72, under the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act").
If a Participant withdraws certain post-income tax Deposits and/or vested Employer Contributions before such amounts have been in the Plan for twenty-four months, the Plan imposes a penalty in that such Participant will not be eligible to receive matching Employer Contributions during the subsequent six months. If a Participant again withdraws certain post-income tax Deposits and/or vested Employer Contributions before such amounts have been in the Plan for twenty-four months, the Plan imposes a penalty in that such Participant will not be eligible to make contributions to the Plan for six months.
Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan’s record keeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59 ½ except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.
Vesting
All Participants are 100% vested in the Plan from the first date of hire, except for certain amounts transferred from the Represented Cash Balance Component, for which the vesting schedule under the Represented Cash Balance Component applies. Participants become vested in their Cash Balance Component benefit upon date of hire. Participants who terminated employment prior to January 1, 2008, had to complete five years of vesting service, or attain age 65 (“Normal Retirement Age”), if earlier, as of their date of termination to be vested in their benefit.
Plan Amendments
The Plan was amended as of January 1, 2020 to comply with the change to the required beginning date (as defined under Section 401(a)(9) of the Code) under the SECURE Act.
The Plan was also amended as of May 11, 2020 for the following changes under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”): (i) addition of the Coronavirus Distributions, (ii) extension of the repayment date for certain loans due and payable in 2020, and (iii) waiver of required minimum distributions for 2020, unless the Participant requests otherwise. The Plan was further amended as of May 11, 2020 to provide that Participants can request a refund of excess

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

deferrals within the period prescribed by the third-party administrator. The Plan was amended effective January 1, 2020 to provide that waiver credits will not be treated as eligible compensation.
The Plan was amended effective July 1, 2020 to provide that supplemental pay paid to a Participant under the Parental Pay Program shall be treated as Compensation.
As of December 18, 2020, the Plan was amended to (i) expand the definition of “Qualified Individual” based on guidance from the IRS, and (ii) if Congress or the IRS extends the expiration date for Coronavirus-Related Distributions, suspension of loan repayments or waiver of required minimum distributions, the Plan will be automatically amended for the new expiration date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than generally accepted accounting principles in the United States (“GAAP”). The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.
Use of Estimates
The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investment is in the Master Trust. The investments maintained in the Master Trust are stated at fair value, as determined by quoted market prices, except for its contracts within the Stable Value Fund, which are valued at contract value, Short-Term Investments and Cash Equivalents. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Master Trust’s investments in the investment contracts of the Stable Value Fund are with various insurance companies and other financial institutions. Contract value is discussed in Note 3. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefit payments to Participants are recorded upon distribution.
Administrative Expenses of the Plan
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from Participants are charged directly to the Participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments. Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of the Company are paid by the Employers (Note 6).

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Transfers of the Frozen ESOP Fund
Participants are permitted to transfer all, but not less than all, of the shares of the Company’s Common Stock from their Frozen ESOP Fund to other investment options in the Plan. To effectuate such transfers, the Trustee will sell the shares of the Company’s Common Stock held in the Frozen ESOP Fund and invest the proceeds in the other investment funds designated by the Participant. The cash value of each share of the Company’s Common Stock transferred will be equal to the price per share of the Company’s Common Stock actually received by the Trustee.
Coronavirus Impacts
The ongoing coronavirus pandemic has significantly impacted financial markets and the overall economy. The ultimate impact of the pandemic and the associated economic impacts on the Plan Sponsor and the Plan’s investment options, which could extend beyond the duration of the pandemic, is highly uncertain and cannot be predicted at this time.
In March 2020, the CARES Act was signed into federal law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their Participants. Plan management evaluated the relief provisions available to Plan Participants and amended the Plan in 2020 as a result of these modifications. The updates included the following: i) Addition of the Coronavirus Distribution which permitted eligible individuals to withdraw up to $100,000 from their Plan account until December 31, 2020 and pay back of the Coronavirus distributions over a three-year period, ii) extension of repayment dates of certain loans due and payable in 2020, and iii) waiver of required minimum distributions for 2020, unless the Participant requests otherwise.
Subsequent Events
The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2020, through the filing date of this Form 11-K and have identified no subsequent events.

3.	INVESTMENT OF THE PLAN AND THE PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED THRIFT AND TAX-DEFERRED SAVINGS PLAN (THRIFT PLAN) IN THE MASTER TRUST
Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan for investment and administrative purposes. The Thrift Plan is a defined contribution retirement plan available to non-represented employees of the Employers. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and net income or loss of the investment account to the respective participating plans. The net assets and the net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. Master Trust investments consisted of:

	As of December 31,
	2020	2019
	(Thousands)
Investments of Master Trust at fair value:
Cash, Cash Equivalents and Short-Term Investments	$70,720	$60,026
Common Stock of Public Service Enterprise Group Incorporated*	271,188	290,428
Mutual Funds	2,440,383	2,264,474
Fixed Income Securities	286,683	252,888
Preferred Securities	612	617
Fidelity BrokerageLink (a)	189,836	134,361
Total Investments, at fair value	3,259,422	3,002,794
Investment of Master Trust, at contract value:
Investment contracts (Stable Value Fund)	828,099	757,047
Net Accounts Receivable (Payable) (a)	(18,601)	(16,899)
Total Investments of Master Trust	$4,068,920	$3,742,942
    (a) Includes interest and dividends and receivables and payables related to pending securities sales and purchases.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

For the Year Ended December 31, 2020
(Thousands)
Investment Income of Master Trust:
Net Appreciation in Fair Value of Mutual Funds, Fixed Income and Preferred Securities	$324,351
Net Appreciation in Fair Value of Fidelity BrokerageLink (a)	39,380
Net Appreciation in Fair Value of Common Stock of Public Service Enterprise Group Incorporated*	29,132
Interest from Investment Contracts	18,887
Dividends from Common Stock of Public Service Enterprise Group Incorporated*	9,422
Total Investment Income, Net	$421,172
     (a) Amounts primarily relate to equity investments in stocks and in mutual funds. The net change in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.

*	Permitted party-in-interest transactions.
The changes in net assets of the Master Trust for the year ended December 31, 2020 are summarized as follows:

For the Year Ended December 31, 2020
(Thousands)
Changes in net assets:
Net appreciation of investments	$392,863
Dividends from Common Stock of Public Service Enterprise Group Incorporated*	9,422
Interest from Investment Contracts	18,887
Net Investment Income	421,172
Administrative Expenses	(3,314)
Net Transfers	(91,880)
Increase in Net Assets	325,978
Net Assets:
Beginning of Year	3,742,942
End of Year	$4,068,920

*	Permitted party-in-interest transactions.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Assets of the Stable Value Fund
The Stable Value Fund utilizes a “building block” approach that invests in a series of proprietary commingled fixed income funds to build each stable value portfolio. This approach provides diversification, typically between 2,500 and 3,000 individual securities broadly diversified across fixed income sectors. As of December 31, 2020, the Stable Value Fund was comprised of the following:

Issuer	Expiration	Effective Rate	Contract Value (Thousands)
Met Tower Life (A)	Open-Ended	1.81%	$103,308
Pacific Life Insurance (A)	Open-Ended	2.15%	147,325
Prudential Ins Co. (A)	Open-Ended	2.58%	141,843
RGA (A)	Open-Ended	1.90%	142,803
Transamerica (A)	Open-Ended	2.03%	146,103
Voya Retirement & Annuity Co. (A)	Open-Ended	1.78%	146,717
Total Investment Contracts			828,099
Investment in BlackRock Financial Mgmt Short-Term Investment		0.01%	22,864
Total Stable Value Fund			$850,963

(A)Managed by INVESCO Institutional, Inc.

As of December 31, 2019, the Stable Value Fund was comprised of the following:

Issuer	Expiration	Effective Rate	Contract Value (Thousands)
Met Tower Life (A)	Open-Ended	2.54%	$94,628
Pacific Life Insurance (A)	Open-Ended	2.81%	134,514
Prudential Ins Co. (A)	Open-Ended	2.83%	129,233
RGA (A)	Open-Ended	2.60%	130,697
Transamerica (A)	Open-Ended	2.74%	133,550
Voya Retirement & Annuity Co. (A)	Open-Ended	2.53%	134,425
Total Investment Contracts			757,047
Investment in BlackRock Financial Mgmt Short-Term Investment		1.53%	24,274
Total Stable Value Fund			$781,321

(A)Managed by INVESCO Institutional, Inc.
Most of the investments in the Stable Value Fund are in benefit-responsive investment contracts. The units in the underlying “building block funds” are held by the Plan’s Trustee. The accounts are credited with earnings on the underlying investments and charged for Participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust.
Because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value, as reported to the Master Trust by the Stable Value Fund managers, represents contributions made under the contracts, plus earnings, less Participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but may not be less than zero. Such rates are reviewed on a quarterly basis for resetting. The contract does not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.
The Plan's ability to receive amounts due is dependent on the issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Certain events limit the ability of the Master Trust, as directed by the Plan, to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the Master Trust to qualify for exemption from federal income taxation or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan's investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreement without the consent of the issuer.
The average yield based on actual earnings was approximately 0.63% and 2.14% for 2020 and 2019, respectively. The average yield based on interest rate credited to Participants was approximately 2.00% and 2.65% for 2020 and 2019, respectively.
The fair market value of the wrapper contracts in the Stable Value Fund, which is the difference between the Fund’s fair value and contract value, was higher by $38,080,087 as of December 31, 2020 and was higher by $16,784,150 as of December 31, 2019.
Assets of the Company Stock Fund
The assets of the Company Stock Fund are invested in shares of the Company’s Common Stock.
Fidelity BrokerageLink
The Fidelity BrokerageLink is a self-directed brokerage account in which Participants can select and manage a wide selection of investments, including mutual funds and stocks. Deposits into the Fidelity BrokerageLink must come from balances transferred from the other options in the Plan. Participants may transfer up to 99% of their account balance, less certain fees, to the Fidelity BrokerageLink.
Plan Interest in Master Employee Benefit Plan Trust
As of December 31, 2020 and 2019, the Plan's interest in Master Trust investments consisted of:

	As of December 31,
	2020	2019
	(Thousands)
Plan Interest in Master Trust investments at fair value:
Cash, Cash Equivalents and Short-Term Investments	$31,422	$25,761
Common Stock of Public Service Enterprise Group Incorporated*	150,076	160,041
Mutual Funds	1,190,879	1,102,725
Fixed Income Securities	139,709	125,556
Preferred Securities	298	306
Fidelity BrokerageLink (a)	84,700	59,537
Total Investments, at fair value	1,597,084	1,473,926
Investment of Master Trust, at contract value:
Investment contracts (Stable Value Fund)	382,531	349,302
Net Accounts Receivable (Payable) (a)	(9,463)	(8,566)
Total Plan Interest in Master Trust Investments	$1,970,152	$1,814,662

(a)	Includes interest and dividends and receivables and payables related to pending securities sales and purchases.
*	Permitted party-in-interest transactions.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

4.	FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2—Inputs to the valuation methodology include:
◦quoted prices for similar assets or liabilities in active markets;
◦quoted prices for identical or similar assets or liabilities in inactive markets;
◦inputs other than quoted prices that are observable for the asset or liability;
◦inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables present information about the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2020 and 2019, including the fair value measurements and the levels of inputs used in determining those fair values.

	Assets at Fair Value Measurements as of December 31, 2020
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Cash, Cash Equivalents and Short-Term Investments	$70,720	$70,658	$62	$—
Common Stock of Public Service Enterprise Group Incorporated*	271,188	271,188	—	—
Mutual Funds	2,440,383	2,440,383	—	—
Fixed Income Securities	286,683	48	286,635	—
Preferred Securities	612	—	612	—
Fidelity BrokerageLink	189,836	168,160	21,676	—
Total Investment in Master Trust, at fair value	$3,259,422	$2,950,437	$308,985	$—

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

	Assets at Fair Value Measurements as of December 31, 2019
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Cash, Cash Equivalents and Short-Term Investments	$60,026	$58,527	$1,499	$—
Common Stock of Public Service Enterprise Group Incorporated*	290,428	290,428	—	—
Mutual Funds	2,264,474	2,264,474	—	—
Fixed Income Securities	252,888	—	252,888	—
Preferred Securities	617	—	617	—
Fidelity BrokerageLink	134,361	117,822	16,539	—
Total Investment in Master Trust, at fair value	$3,002,794	$2,731,251	$271,543	$—

*	Permitted party-in-interest transactions.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Certain commingled cash equivalents included in temporary investment funds are valued using observable market prices or market parameters such as time-to-maturity, coupon rate, quality rating and current yield.
Certain Short-Term Investments and Cash Equivalents are stated at cost, which approximates fair market value.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded and are redeemable daily without restriction. Shares held by Company Stock Fund and Frozen ESOP Fund are valued at their closing price reported on the active market on which the security is traded daily.
Mutual funds' Net Asset Values are published and redeemable daily without restriction and are therefore considered Level 1.
Fixed Income securities include mainly investment grade corporate and municipal bonds, US Treasury obligations and Federal Agency asset-backed securities with a wide range of maturities. These investments are valued using an evaluated pricing approach that varies by asset class and reflects observable market information such as the most recent exchange price or quoted bid for similar securities and are therefore considered Level 2.
The Fidelity BrokerageLink account primarily consists of common stocks and preferred stocks that are measured using observable data in active markets and considered Level 1. The account also includes debt securities that are valued using an evaluated pricing approach that varies by asset class and reflects observable market information such as the most recent exchange prices or quoted bids for similar securities and considered Level 2.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

5.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 13, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC, although the plan has been amended since receiving the determination letter. The Plan administrator and the Plan's benefits counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified, and the related trust is tax exempt.
The Plan Administrator is currently performing an internal audit of the Plan. The Plan Administrator will correct the errors, if any, that are discovered during the audit in accordance with the IRS correction program. If appropriate under the IRS correction program, the Plan Administrator will file a Voluntary Correction Program submission.
Plan management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	RELATED-PARTY TRANSACTIONS
Certain Plan investments are in the Company’s Common Stock. Since the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan.
As of December 31, 2020 and 2019, the Master Trust held 4,651,576 and 4,918,341 shares, respectively, of the Company’s Common Stock, in the Frozen ESOP Fund and the Company Stock Fund, with a market value per share of $58.30 and $59.05, respectively.
For the year ended December 31, 2020, the Master Trust recorded dividend income of approximately $9.4 million from the Company’s Common Stock.
These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

7.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants will become 100 percent vested in their employer contributions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following describes classification differences between the financial statements and the Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$2,006,703,712	$1,854,392,664
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	18,541,528	8,192,573
Net assets available for benefits per Form 5500	$2,025,245,240	$1,862,585,237
The Form 5500 includes a Net Investment Gain of $214,360,947 from Master Trust Investments for the year ended December 31, 2020 consisting of $216,088,948 of Investment Gains (comprised of the $205,739,993 of the Plan’s interest in gains of the Master Trust plus the $10,348,955 adjustment from fair value to contract value for fully benefit-responsive investment contracts) less $1,728,001 of administrative expenses.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
EMPLOYEE SAVINGS PLAN
PLAN No. 006, EIN No. 22-2625848
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (MODIFIED CASH BASIS) DECEMBER 31, 2020

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Current Value
*	Various Participants	Participant Loans (maturing 2021 to 2025 at interest rates of 3.25% to 5.50%), secured by participant accounts	**	$36,551,877

*	Permitted party-in-interest transactions.
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.
Public Service Enterprise Group Incorporated
Employee Savings Plan
(Name of Plan)

By: /s/ Sheila Rostiac
Sheila Rostiac Chairperson of Employee Benefits Committee
Date: June 29, 2021

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm